Exhibit 1

FOR IMMEDIATE RELEASE	31 October, 2017

  |  Third Quarter Trading Update

∎	Third quarter reported revenue up 1.1% at £3.649 billion, up 0.8% at $4.780 billion, down 4.2% at €4.067 billion and up 9.3% at ¥531 billion
∎	Third quarter constant currency revenue down 0.4%, like-for-like revenue down 2.0%
∎	Third quarter constant currency net sales up 0.9%, like-for-like net sales down 1.1%
∎	Nine months reported revenue up 8.9% at £11.053 billion, flat at $14.107 billion, up 0.4% at €12.676 billion and up 3.3% at ¥1.578 trillion
∎	Nine months constant currency revenue up 1.1%, like-for-like revenue down 0.9%
∎	Nine months constant currency net sales up 1.7%, like-for-like net sales down 0.7%
∎	Nine months reported operating margin up 0.1 margin points, flat in constant currency, up 0.1 margin points like-for-like
∎	Preliminary quarter 3 revised forecast indicates like-for-like revenue growth, net sales growth and constant currency operating margin broadly flat for the year
∎	Average constant currency net debt up by £519 million for the first nine months of 2017 to £5.036 billion, primarily reflecting continued significant acquisition activity and share buy-backs
∎	Net new business of $6.363 billion in first nine months compared to $5.374 billion in the same period last year, with the Group leading net new business league tables
∎	Share buy-backs of £396 million in the first nine months, up from £342 million in the same period last year, representing 1.9% of the issued share capital, against a full year target of 2.0-3.0%

Revenue analysis

£ million	2017	Δ reported	Δ constant[1]	Δ LFL[2]	Acquisitions	2016
First quarter	3,597	16.9%	3.6%	0.2%	3.4%	3,076
Second quarter	3,807	10.0%	0.3%	-0.8%	1.1%	3,460
First half	7,404	13.3%	1.9%	-0.3%	2.2%	6,536
Third quarter	3,649	1.1%	-0.4%	-2.0%	1.6%	3,611
First nine months	11,053	8.9%	1.1%	-0.9%	2.0%	10,147
[1] Percentage change at constant currency exchange rates [2] Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

Net sales analysis
£ million	2017	Δ reported	Δ constant	Δ LFL	Acquisitions	2016
First quarter	3,100	18.5%	4.8%	0.8%	4.0%	2,616
Second quarter	3,262	9.5%	-0.2%	-1.7%	1.5%	2,978
First half	6,362	13.7%	2.2%	-0.5%	2.7%	5,594
Third quarter	3,190	2.4%	0.9%	-1.1%	2.0%	3,114
First nine months	9,552	9.7%	1.7%	-0.7%	2.4%	8,708

Quarter 3 and first nine months highlights

∎

Reported quarter 3 revenue growth of 1.1% in sterling, with constant currency down 0.4%, 1.6% growth from acquisitions and 1.5% from currency. The latter reflects the comparative strengthening of the pound sterling against most currencies, compared with the first half, as we are now lapping the impact of the weakness in the pound sterling, following the United Kingdom vote to exit the European Union in June 2016

∎	Reported quarter 3 net sales growth of 2.4% in sterling, with constant currency growth of 0.9%, 2.0% growth from acquisitions and 1.5% from currency
∎

Constant currency revenue growth in quarter 3 in the United Kingdom and Western Continental Europe and advertising and media investment management, with particularly strong growth geographically in the United Kingdom and sub-regions Canada, Latin America, the Middle East and Central & Eastern Europe. Functionally, advertising and media investment management, branding & identity and parts of the Group’s specialist communications businesses were also stronger

∎

Like-for-like net sales in quarter 3 were down 1.1%, an improvement on the second quarter and compared with -0.5% in the first half, with the gap compared to revenue growth in the third quarter widening compared to the first half, but narrower than last year, as the Group’s investment in technology continued to enhance the growth of advertising and media investment management net sales and as data investment management direct costs have been reduced

∎

Reported operating profits in the first nine months up strongly on last year with operating margins up 0.1 margin points. On a constant currency basis operating profits were up slightly, with flat comparative operating margins and like-for-like operating margins up the same as reported

∎

Average net debt for the first nine months increased by £519 million to £5.036 billion compared to last year, at 2017 constant rates, continuing to reflect significant net acquisition spend and share repurchases of £1.218 billion in the twelve months to 30 September 2017, compared with £846 million in the previous twelve months, which, together with increased dividends of £144 million over the same period, more than offset improvements in working capital

∎	Continued net new business momentum, with wins of $2.117 billion in the third quarter and $6.363 billion in the first nine months, up significantly on the first nine months of last year
∎

Continued implementation of growth strategy with revenue ratios for fast growth markets and new media raised to 40-45% over the next three to four years, and currently at 30% and 40% respectively. Quantitative revenue target of 50% already achieved

Current trading and outlook

∎	FY 2017 quarter 3 revised forecast will be formally reviewed in the first two weeks in November, but indicates broadly flat like-for-like revenue and net sales growth, with the gap between revenue and net sales growth narrowing further. Headline net sales operating margin improvement now targeted flat in constant currency
∎

Dual focus continues despite short-term pressures | 1. Stronger than competitor revenue and net sales growth due to leading position in both faster growing geographic markets and digital, premier parent company creative position, new business, horizontality and strategically targeted acquisitions; 2. Continued emphasis on balancing revenue and net sales growth with headcount increases and improvement in staff costs to net sales ratio to enhance operating margins

∎

Long-term targets remain | Above industry revenue and net sales growth due to geographically superior position in new markets and functional strength in new media, in data investment management, including data analytics and the application of new technology, creativity, effectiveness and horizontality; improvement in staff cost to net sales ratio depending on net sales growth; net sales operating margin expansion of 0.3 margin points or more on a constant currency basis, with an ultimate goal of almost 20%; and headline diluted EPS growth of 10% to 15% p.a. from revenue and net sales growth, margin expansion, strategically targeted small and medium-sized acquisitions and share buy-backs

Review of quarter three and first nine months

Revenue

As shown in the table below, in the third quarter of 2017, reported revenue was up 1.1% at £3.649 billion. Revenue in constant currency was down 0.4% compared with last year, the difference to the reportable number reflecting the comparative strengthening of the pound sterling against most currencies, compared with the first half, as we are now lapping the impact of weakness in the pound sterling, following the United Kingdom vote to exit the European Union in June 2016. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenue was down 2.0%, compared with -0.8% in quarter two. Geographically, like-for-like revenue growth in the third quarter was stronger in the United Kingdom, with all other regions, particularly North America, slipping back. Latin America and Central & Eastern Europe grew strongly with Africa & the Middle East also up, but Asia Pacific was more difficult. Functionally, all sectors, except data investment management, performed less well compared with the second quarter, with data investment management, branding and identity and parts of the Group’s specialist communications businesses showing improvement over the second quarter.

In the first nine months, reported revenue was up 8.9% at £11.053 billion. Revenue in constant currency was up 1.1%, the difference to the reportable number continuing to reflect the relative weakness of the pound sterling against most currencies, particularly in the first half, but less so in the third quarter.

On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenue was down 0.9% compared with the same period last year, with net sales down 0.7%, with the difference compared to revenue growth widening in the third quarter, contrary to the trend seen in the first half.

First nine months	WPP Revenue	WPP Net Sales	OMC Revenue	Pub Revenue	IPG Revenue	Havas Revenue	Dentsu Revenue
Revenue (local ‘m)	£11,053	£9,552	$11,097	€7,107	$5,541	n/a	¥*
Revenue ($‘m)	$14,107	$12,192	$11,097	$7,896	$5,541	n/a	$*
Growth Rates (%)*	-0.9	-0.7	3.5	0.3	1.1	n/a	n/a
Quarterly like-for-like growth%*
Q1/15	5.2	2.5	5.1	0.9	5.7	7.1	6.2

Q2/15	4.5	2.1	5.3	1.4	6.7	5.5	6.5
Q3/15	4.6	3.3	6.1	0.7	7.1	5.5	4.2
Q4/15	6.7	4.9	4.8	2.8	5.2	3.1	10.6
Q1/16	5.1	3.2	3.8	2.9	6.7	3.4	5.1
Q2/16	3.5	4.3	3.4	2.7	3.7	2.7	9.5
Q3/16	3.2	2.8	3.2	0.2	4.3	2.0	2.7
Q4/16	0.5	2.1	3.6	-2.5	5.3	4.2	3.9
Q1/17	0.2	0.8	4.4	-1.2	2.7	0.1	3.9
Q2/17	-0.8	-1.7	3.5	0.8	0.4	-0.9	-4.8
Q3/17	-2.0	-1.1	2.8	1.2	0.5	n/a	n/a
2 Years cumulative like-for-like growth %
Q1/15	12.2	6.3	9.4	4.2	12.3	10.1	n/a
Q2/15	14.7	6.5	11.1	1.9	11.4	13.4	n/a
Q3/15	12.2	6.3	12.6	1.7	13.4	11.5	n/a
Q4/15	14.5	7.0	10.7	6.0	10.0	6.6	n/a
Q1/16	10.3	5.7	8.9	3.8	12.4	10.5	11.3
Q2/16	8.0	6.4	8.7	4.1	10.4	8.2	16.0
Q3/16	7.8	6.1	9.3	0.9	11.4	7.5	6.9
Q4/16	7.2	7.0	8.4	0.3	10.5	7.3	14.5
Q1/17	5.3	4.0	8.2	1.7	9.4	3.5	9.0
Q2/17	2.7	2.6	6.9	3.5	4.1	1.8	4.7
Q3/17	1.2	1.7	6.0	1.4	4.8	n/a	n/a

* The above like-for-like/organic revenue figures are extracted from the published quarterly trading statements issued by Omnicom Group (“OMC”), Publicis Groupe (“Pub”) and Interpublic Group (“IPG”). HAVAS (“Havas”) was acquired by Vivendi and no longer provides separate financial information. Dentsu (“Dentsu”) is due to report Q3 figures in November 2017.

Regional review

The pattern of revenue growth differed regionally. The tables below give details of revenue and net sales and revenue and net sales growth by region for the third quarter and first nine months of 2017, as well as the proportion of Group revenue and net sales by region;

Revenue analysis – Third Quarter

£ million	2017	Δ reported	Δ constant[3]	Δ LFL [4]	% group	2016	% group
N. America	1,317	-1.9%	-2.4%	-5.1%	36.1%	1,342	37.2%
United Kingdom	475	3.1%	3.1%	1.8%	13.0%	461	12.8%
W. Cont Europe	742	5.7%	1.2%	-0.9%	20.3%	702	19.4%
AP, LA, AME, CEE[5]	1,115	0.8%	-0.3%	-0.4%	30.6%	1,106	30.6%
Total Group	3,649	1.1%	-0.4%	-2.0%	100.0%	3,611	100.0%
Revenue analysis – First Nine Months
£ million	2017	Δ reported	Δ constant	Δ LFL	% group	2016	% group
N. America	4,084	8.0%	-1.1%	-3.7%	36.9%	3,783	37.3%
United Kingdom	1,454	4.8%	4.8%	3.6%	13.2%	1,388	13.7%
W. Cont Europe	2,235	9.4%	1.6%	0.2%	20.2%	2,043	20.1%
AP, LA, AME, CEE	3,280	11.8%	2.0%	0.1%	29.7%	2,933	28.9%
Total Group	11,053	8.9%	1.1%	-0.9%	100.0%	10,147	100.0%

3 Percentage change at constant currency exchange rates

4 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

5 Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

Net sales analysis – Third Quarter
£ million	2017	Δ reported	Δ constant	Δ LFL	% group	2016	% group
N. America	1,157	-1.4%	-1.9%	-4.9%	36.3%	1,173	37.6%
United Kingdom	405	2.8%	2.8%	2.0%	12.7%	394	12.7%
W. Cont Europe	629	8.5%	3.8%	1.6%	19.7%	580	18.6%
AP, LA, AME, CEE	999	3.2%	2.1%	0.9%	31.3%	967	31.1%
Total Group	3,190	2.4%	0.9%	-1.1%	100.0%	3,114	100.0%
Net sales analysis – First Nine Months
£ million	2017	Δ reported	Δ constant	Δ LFL	% group	2016	% group
N. America	3,566	8.9%	-0.2%	-3.1%	37.3%	3,276	37.6%
United Kingdom	1,219	4.2%	4.2%	3.2%	12.7%	1,169	13.4%
W. Cont Europe	1,859	9.9%	1.9%	0.3%	19.5%	1,692	19.4%
AP, LA, AME, CEE	2,908	13.1%	3.1%	0.1%	30.5%	2,571	29.6%
Total Group	9,552	9.7%	1.7%	-0.7%	100.0%	8,708	100.0%

North America, with constant currency revenue down 2.4% and like-for-like down 5.1% in the third quarter, was worse than the -3.0% like-for-like growth in both quarter two and the first half, with further softness across almost all of the Group’s businesses, although data investment management and parts of the Group’s specialist communications businesses showed an improving trend compared with the second quarter. Net sales were down 1.9% in constant currency and down 4.9% like-for-like, showing a similar trend to revenue. North America remains our biggest geographical area of concern and focus.

The United Kingdom, with constant currency revenue growth of 3.1% and like-for-like growth of 1.8% in the third quarter, was the strongest performing region, but slowed compared with quarter two like-for-like growth of 5.8% and first half like-for-like growth of 4.5%. The Group’s media investment management, branding & identity, healthcare and specialist communications businesses (including digital, eCommerce and shopper marketing) grew strongly, with public relations and public affairs softer. Net sales showed a similar pattern, up 2.0% like-for-like, compared with 4.0% in the second quarter and 3.8% for the first half.

Western Continental Europe showed marked improvement over the second quarter, with constant currency revenue growth of 1.2% and like-for-like down 0.9%, compared with -2.5% and -3.2% respectively in quarter two. Denmark, Italy, the Netherlands, Norway, Portugal and Spain showed an improving trend compared with the second quarter, but the region continues to reflect differing political and macro-economic conditions. Net sales growth was stronger with constant currency up 3.8% and up 1.6% like-for-like in the third quarter, compared with 1.0% and -0.3% respectively for the first half.

Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe showed some weakening in the third quarter, with constant currency revenue down 0.3% and like-for-like down 0.4%, compared with 3.2% and 0.3% respectively in the first half. Latin America, Africa & the Middle East and Central & Eastern Europe improved significantly in the third quarter, with Asia Pacific more difficult as China and India came under pressure. Net sales were stronger than revenue, up 2.1% in constant currency and up 0.9% like-for-like, compared with 0.6% and -0.4% in quarter two.

In the first nine months of 2017, 29.7% of the Group’s revenue came from Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe. This was 0.5 percentage points higher than the first half and up 0.8 percentage points over the same period last year and on track with the Group’s revised and strengthened strategic objective of 40%-45% over the next three to four years. With the continuing weakness of the majority of the fast growth market currencies, the proportion for the first nine months remained around 30% in constant currencies. Based on the preliminary quarter three revised forecast, the fast growth markets are expected to outperform the slower growth mature markets in the final quarter of the year, particularly in Asia Pacific and Latin America. On a net sales basis, fast growth markets represented a higher 30.5% of the total Group, compared with 29.6% for the same period last year.

Business sector review

The pattern of revenue growth also varied by communications services sector and operating brand. The tables below give details of revenue and net sales, revenue and net sales growth by communications services sector for the third quarter and first nine months of 2017, as well as the proportion of Group revenue and net sales for the third quarter and first nine months by those sectors;

Revenue analysis – Third Quarter

£ million	2017	Δ reported	Δ constant[6]	Δ LFL [7]	% group	2016	% group
AMIM[8]	1,686	4.1%	2.6%	-2.6%	246.2%	1,619	44.8%
Data Inv. Mgt.	646	-1.3%	-3.1%	-2.9%	17.7%	655	18.1%
PR & PA9	288	0.5%	-0.9%	-1.0%	7.9%	287	8.0%
BI, HC & SC10	1,029	-2.0%	-3.4%	-0.7%	28.2%	1,050	29.1%
Total Group	3,649	1.1%	-0.4%	-2.0%	100.0%	3,611	100.0%
Revenue analysis – First Nine Months
£ million	2017	Δ reported	Δ constant	Δ LFL	% group	2016	% group
AMIM	5,175	12.9%	4.9%	-0.9%	46.8%	4,582	45.2%
Data Inv. Mgt.	1,954	2.9%	-4.6%	-3.7%	17.7%	1,898	18.7%
PR & PA	872	10.9%	2.6%	1.3%	7.9%	786	7.7%
BI, HC & SC	3,052	6.0%	-1.7%	0.3%	27.6%	2,881	28.4%
Total Group	11,053	8.9%	1.1%	-0.9%	100.0%	10,147	100.0%
Net sales analysis – Third Quarter
£ million	2017	Δ reported	Δ constant	Δ LFL	% group	2016	% group
AMIM	1,412	5.7%	4.2%	-1.7%	44.2%	1,336	42.9%
Data Inv. Mgt.	496	0.2%	-1.7%	-1.4%	15.6%	495	15.9%
PR & PA	282	0.1%	-1.3%	-1.4%	8.8%	281	9.0%
BI, HC & SC	1,000	-0.2%	-1.6%	0.0%	31.4%	1,002	32.2%
Total Group	3,190	2.4%	0.9%	-1.1%	100.0%	3,114	100.0%

Net sales analysis – First Nine Months
£ million	2017	Δ reported	Δ constant	Δ LFL	% group	2016	% group
AMIM	4,242	12.9%	4.8%	-1.7%	44.4%	3,758	43.1%
Data Inv. Mgt.	1,493	5.3%	-2.5%	-1.7%	15.6%	1,417	16.3%

[6]	Percentage change at constant currency exchange rates
[7]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[8]	Advertising, Media Investment Management
[9]	Public Relations & Public Affairs
[10]	Branding and Identity, Healthcare and Specialist Communications (including direct, digital and interactive)

£ million	2017	Δ reported	Δ constant	Δ LFL	% group	2016	% group
PR & PA	850	10.1%	1.8%	0.7%	8.9%	772	8.9%
BI, HC & SC	2,967	7.5%	-0.3%	0.7%	31.1%	2,761	31.7%
Total Group	9,552	9.7%	1.7%	-0.7%	100.0%	8,708	100.0%

In the first nine months of 2017, 41.3% of the Group’s revenue came from digital, eCommerce and shopper marketing, up 2.8 percentage points from the previous year. Digital revenue across the Group was up relatively strongly, well over 2.0% like-for-like with net sales up almost 3.0% on the same basis. There continues to be client concern on digital viewability, verification and value, along with brand safety issues. We remain committed to the highest standards of clarity and transparency on media planning and buying and leading the industry in developing more accurate measurement standards in both on-line and off-line media, aligned with our clients’ objectives.

Advertising and Media Investment Management

In constant currencies, advertising and media investment management revenue grew by 2.6% in the third quarter, with like-for-like down 2.6%, weaker than quarter two, as the Group’s advertising and media investment management businesses, came under pressure. Net sales were stronger, with constant currency growth of 4.2% and like-for-like down 1.7%. This compares with 2.8% and -2.9% respectively in quarter two. Media investment management was up strongly in Latin America, Africa & the Middle East, with the United Kingdom also up, but Asia Pacific was weaker.

The Group gained a total of $2.117 billion in net new business billings (including all losses) in the third quarter. Of this, J. Walter Thompson Company, Ogilvy, Y&R and Grey generated net new business billings of $316 million. GroupM, the Group’s media investment management company, (which includes Mindshare, MediaCom, Wavemaker (the new identity for the merger of MEC and Maxus), GroupM Search, Xaxis and Essence) together with tenthavenue, generated net new business billings of $1.625 billion out of the Group’s total. Net new business billings won in the first nine months were $6.363 billion, with continued strong net new business gains, particularly recently.

Data Investment Management

On a constant currency basis, data investment management revenue fell 3.1%, with like-for-like revenue down 2.9% in quarter three. On the same basis, constant currency net sales were down 1.7%, with like-for-like down 1.4%, with an improving trend in both revenue and net sales compared with quarter two and the first half. The United Kingdom and Latin America grew, with all other regions except Africa & the Middle East improving over the second quarter.

Public Relations and Public Affairs

In constant currencies, public relations and public affairs revenue and net sales weakened in quarter three, with like-for-like revenue down 1.0% and net sales down 1.4% on the same basis. Western Continental Europe, Asia Pacific and the Middle East were up strongly compared with quarter two, with North America, the United Kingdom and Latin America weaker. In the first nine months, there was particularly strong growth globally at Cohn & Wolfe, in social media content development in the United States at SJR, Glover Park and Ogilvy Public Relations in the United States, Buchanan in the United Kingdom and Hering Schuppener in Germany.

Branding and Identity, Healthcare and Specialist Communications

At the Group’s branding & identity, healthcare and specialist communications businesses (including digital, eCommerce and shopper marketing), constant currency revenue was down

3.4%, with like-for-like down 0.7%, in quarter three. On the same basis net sales were down 1.6% and flat respectively, a slight improvement over the second quarter. The Group’s branding & identity, digital, eCommerce and shopper marketing and specialist communications businesses grew, with healthcare more difficult.

Operating profitability

In the first nine months, reported operating profits were well ahead of last year and operating margin up 0.1 margin points. On a constant currency basis, operating profits were up slightly and operating margin flat, with like-for-like operating margins up the same as reported.

We are in the process of reviewing our quarter three revised forecasts. Early indications are that like-for-like revenue and net sales growth will be broadly flat for the year.

The average number of people in the Group in the first nine months of this year was down 1.3% to 134,286, compared to 136,066 for the same period last year, against a decrease in revenue on the same basis of 0.9% and net sales decrease of 0.7%. This reflected, in part, continued caution by the Group’s operating companies in hiring in a low growth environment and the impact of back office consolidation actions. At 30 September, the total number of people in the Group, on a proforma basis excluding associates, was 134,585 compared with 136,263 on 1 January 2017. On the same basis, the total number of people in the Group including associates, was 199,694 compared with 203,246 on 1 January 2017.

Balance sheet highlights

The Group continues to implement its strategy of using free cash flow to enhance share owner value through a balanced combination of capital expenditure, acquisitions, dividends and share buy-backs. In the twelve months to 30 September 2017, the Group’s free cash flow was £1.972 billion. Over the same period, the Group’s capital expenditure, acquisitions, share repurchases and dividends were £2.214 billion.

In the first nine months of 2017, 24.1 million shares, or 1.9% of the issued share capital, were purchased at a cost of £396 million and an average price of £16.45 per share, compared with a full year target of 2.0-3.0% of the issued share capital.

Average net debt in the first nine months of 2017 was £5.036 billion, compared to £4.517 billion in 2016, at 2017 exchange rates. This represents an increase of £519 million. Net debt at 30 September 2017 was £5.697 billion, compared to £4.700 billion in 2016 (at 2017 exchange rates), an increase of £997 million, reflecting the temporary impact of delayed billing following both the cyber attack on 27th June 2017 and the implementation of the Goods and Services Tax in India. It is expected that this negative impact will reverse in the fourth quarter. The increased average and period end net debt figures reflect significant net acquisition spend and share repurchases of £1.218 billion in the twelve months to 30 September 2017, more than offsetting improvements in working capital over the same period.

Acquisitions

In line with the Group’s strategic focus on new markets, new media and data investment management, the Group completed 36 transactions in the first nine months; 13 acquisitions and investments were in new markets, 27 in quantitative and digital and 4 were driven by individual client or agency needs. Out of all these transactions, 8 were in both new markets and quantitative and digital.

Specifically, in the first nine months of 2017, advertising and media investment management in the United States, Germany, the Middle East and North Africa, Croatia, Russia, China and India; data investment management in the United Kingdom and Ireland; branding & identity in the United Kingdom and Italy; digital, eCommerce & shopper marketing in the United States, the United Kingdom, France, Ireland, Spain, the United Arab Emirates, Kenya, China and Brazil.

A further 3 acquisitions and investments were made in October, with 1 in healthcare in the United States; and 2 in digital, eCommerce & shopper marketing in the United States.

Outlook

A changing industry?

For certain, the advertising and marketing industry has had a good run for the last seven years since the Lehman crisis of September 2008, and a very weak year in 2009, with your Company experiencing a V-shaped recovery in 2010 and sequentially record years from 2011 onwards until 2016. 2017 has, however, been a different kettle of fish, with top line growth slowing across the industry. What may have brought about this significant shift, which seems to have started almost in the first quarter of this year?

The general macro-economic environment seems to be very consistent. Generally, low GDP growth at about 3-4% per annum nominal, perhaps a little weaker recently, but consistently sub-trend i.e. in comparison to the pre-Lehman period. At the same time, low inflation and, therefore, very little pricing power and a consequential focus on cost to maintain and improve profitability. So, if general economic conditions have not changed dramatically, what are the other possible variables?

There have generally been three possible explanations. First, that the rise of digital search and social platforms, notably Google and Facebook, which now account for about 75% of digital advertising, which in turn account for 30% of total advertising, have disintermediated or disrupted our industry. However, if you examine, for example, the distribution of our billings, which are currently running at about $70 billion, the largest investment we now make is in Google at around $5 billion and a further approximately $2 billion in Facebook, which ranked third largest last year and will probably rank second this year. Both too continue to grow at reasonably strong rates. Most of the traditional media owners each absorb anywhere between $750 million to $2 billion of media investment each year in comparison, with limited growth. True, our share of Google or Facebook total advertising revenues, is lower with Google grossing around $100 billion and Facebook around $40 billion this year, but that is explained to a large degree by the fact that both platforms have stimulated the primary demand for search and social advertising amongst the “long tail” or small and medium sized advertisers, which are generally not the hunting ground for agencies or traditional media owners. Google and Facebook have, in fact, increasingly become friendlier frienemies or more flexible friends, particularly as viewability, measurability and consumer and political brand safety issues have been increasingly raised. In addition, the rise and rise of Amazon poses significant challenges in search and advertising for Google especially and its control of data and private label creates similar challenges for big brands. So, this does not seem to be an adequate explanation, although the rise of Alibaba and Tencent, in particular, in China may have been more of a factor in dampening agency demand there.

Secondly, it has been suggested that the intrusion of management consultancies, particularly in the digital space, may have also started to have an impact on the advertising industry, particularly as companies such as Accenture and Deloitte Digital aggressively target acquisitions of small agencies and talent and absorb them. However, there are only currently two or three listed consultants or similar, whilst the bulk of the industry consists of private partnerships that drain their p&ls and balance sheets each year of retained earnings and, consequently, have limited financial firepower. In fact, most agencies report, including ourselves, that even when they do compete directly with the consultancies on digital projects, the win/loss records are consistently strong, particularly given the continuing importance of the creative dimension for success. Can consultancies really buy a creative culture? Furthermore, even the advertising industry’s trade press has carried wildly inaccurate estimates of the consultancies’ digital marketing revenue in comparison with the industry’s agencies or holding companies. Where the consultancies may have made some inroads is their focus not so much on the digital area, but more importantly on client concerns about cost. Very few CEOs will resist the suggestion that they may be overspending and the promise of an audit or review that will only cost a proportion of any cost savings generated or a contingency fee. So, it may well be, that consultant activity is having some impact, not so much in the digital area, but more because of an emphasis on cost containment.

Thirdly, and finally, there is a view that post-Lehman central bank easy or loose monetary policy has resulted in consistently low interest rates which, in turn, has caused some distortion in capital allocation. Clients in any event have had to deal with the impact of digital disruption from say Airbnb in the hospitality industry, or Uber in transportation or Amazon or Alibaba in distribution. But, in addition, they have now been forced to focus even more on cost reduction in response to activist investors (for example, Nelson Peltz at Procter & Gamble or Dan Loeb at Nestlé, who claim to be proponents of increased marketing spend), or the consolidation threat of zero-based budgeters such as 3G or Reckitt Benckiser or Coty, or previously Valeant or Endo in the pharmaceutical industry. Kraft Heinz’s transitory bid for Unilever, was a seminal moment as it suggested no one was safe, irrespective of size.

There is little or no doubt that this third factor has had a significant, almost Pavlovian impact on variable cost reduction and encouraging a short-term focus, particularly in the fast moving consumer goods sector, which accounts for about 30% of our revenue, but it has also had a further impact on other sectors, such as autos and pharmaceuticals. Neither has this been helped by the fact that the average S&P 500 or FTSE 100 CEO has a life expectancy of 6-7 years, the average CFO 4-5 years and the average CMO 2-3 years. As a result, the S&P 500 is now consistently paying back around 100% of its earnings to share owners in the form of dividends and buybacks, as opposed to about 60% in 2009, post-Lehman. Effectively management is abrogating responsibility for reinvesting retained earnings back to share owners.

In summary, it does seem that in the new normal of a low growth, low inflation, limited pricing power world, there is an increasing focus on cost reduction, exacerbated by a management consultant emphasis on cost reduction and the close to zero cost of capital funding of activist investors and zero-based budgeters. Although interest rates seem set to rise, they are unlikely to reach pre-Lehman levels, so these conditions will probably continue, maybe at less stressful and lower levels after one-time reductions this year, which are increasingly difficult to repeat. You cannot cost-cut your way to success.

Furthermore, when you examine the revenue growth of companies post such cost reduction, there is very little evidence of increase in volumes, if anything to the contrary, with some pricing gains in areas with more inflation like Asia Pacific and Latin America, but with little or no volume growth. Most experienced package goods executives say, that the alarm bells ring when volumes stagnate or start to tail off and there are fewer users. After reductions in marketing spending in the first half of this year, many companies have talked about increasing spend again as volume growth has been reduced.

Lastly, our brand valuation data clearly shows that companies that invest in innovation and branding consistently deliver stronger total share owner return through top line like-for-like sales growth. Over the last twelve years, for example, an equal investment in the top 100 global brands that we have identified, which consistently make those innovation and marketing investments, would yield an investment return more than 50% greater than the S&P 500 and over 3 times greater than the MSCI.

In these changing circumstances, we have an increased focus and urgency in implementing our four-pronged strategy of horizontality, fast-growth markets, digital and data.

Clients increasingly demand a fully integrated and seamless offer across advertising, media and data investment management, public relations and public affairs, branding & identity, healthcare and digital. Clients want the best people working on their business, irrespective of where they come from, or which vertical they inhabit. Whilst traditionally we were vertically organised by brand, we have now introduced two horizontal integrators: the first, client leaders, working across our top 50 or so clients, representing almost one-third of our revenue and 35,000 of our people; the second, regional and country managers, covering almost half of the 113 countries in which we operate, and ensuring we have the best people, local clients and acquisitions in each country we operate in. In addition, we have formed integrated units around media and data investment management through GroupM and Kantar, around branding & identity through BtoD group, around health and wellness through WPP Health & Wellness and around specialist digital through WPP Digital. Although the Group’s creative agencies remain separate, primarily for conflict reasons, all are focused on simplifying and unifying their client offers, e.g. Ogilvy with One Ogilvy and in data investment management with Kantar First.

The next billion consumers are not going to come from North America or Western Europe, whether the United Kingdom is in the European Community or not. They will come from Asia Pacific, or Latin America, or Africa & the Middle East, or from Central and Eastern Europe. In addition, the real competition for Western-based multi-national companies is increasingly coming from local “piranha” companies in these markets as they develop stronger marketing and technology skills. Currently these markets are around 30% of our business. They have to be almost one-half in 3-4 years.

Digital already accounts for over 40% of our business against a current industry weighting of around 30%. We are, therefore, over indexed, but probably not sufficiently. Digital activities certainly have to be also half of our business, again within 3-4 years and certainly as digital penetrates all that we do.

Last, but not least, data already accounts for 25% of our revenue and quantitative disciplines about 50% of our revenue, which is where they should be. However, we have to ensure that our data clearly demonstrates the added value we bring in terms of return on marketing investment and is fully integrated into our offer to clients, for example, most clearly in the functional area of media investment management.

Financial guidance

For 2017, reflecting the first nine months net sales growth and quarter 3 revised forecast:

∎	Like-for-like revenue and net sales growth broadly flat

∎	Forecast operating margin to net sales broadly flat on a constant currency basis

Our prime focus remains on improving revenue and net sales growth, capitalising on our leading position in horizontality, faster growing geographic markets and digital, premier parent company creative and effectiveness position, new business and strategically targeted acquisitions. At the same time, we will concentrate on maintaining our operating margin, by managing absolute levels of costs and increasing our flexibility in order to adapt our cost structure to significant market changes. The initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (including incentives, freelance and consultants) remain close to historical highs of around 7-8% of net sales and should position the Group well if current market conditions deteriorate further.

The Group continues to improve co-operation and coordination among its operating companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. We have decided that up to half of operating company incentive pools are funded and allocated on the basis of Group-wide performance in 2017 and beyond.

Focus has been laid on the areas of media investment management, healthcare, sustainability, government, new technologies, new markets, retailing, shopper marketing, internal communications, financial services and media and entertainment. The Group continues to lead the industry, in coordinating communications services geographically and functionally through parent company initiatives and winning Group pitches. Whilst talent and creativity (in the broadest sense) remain key potential differentiators between us and our competitors, increasingly differentiation can also be achieved in three additional ways – through application of technology, for example, Xaxis, AppNexus and Triad; through integration of data investment management, for example, Kantar and comScore (now merged with Rentrak); and through investment in content companies, for example, Imagine, Vice, Media Rights Capital, Bruin Sports Capital, Fullscreen, Indigenous Media, China Media Capital and Refinery29.

In addition, strong and considered points of view on the adequacy of online and, indeed, offline measurement, on viewability, on internet fraud and transparency, on online media placement and brand safety and, finally, on fake news are all examples where further differentiation is important and can be secured through considered initiatives. With its leadership position, as the world’s largest media investment management operation, GroupM has developed a strong united point of view with its leading clients and associates, like AppNexus, in all these areas and has aligned with Kantar’s data investment management capabilities, for example, through comScore, to provide better capabilities. These philosophical differences and operational capabilities are extremely effective in responding to the trade association and regulatory issues that have been raised recently.

Whilst it is too early to comment on prospects for 2018 as three year plans and budgets are in the course of preparation, any further marketing investment reduction may well be countered by the mini-quadrennial events of 2018 – the Winter Olympics in South Korea; the FIFA World Cup in Russia; and the mid-term Congressional elections in the United States. Our business remains geographically and functionally well positioned to compete successfully and to deliver on our long-term targets:

∎	Revenue and net sales growth greater than the industry average

∎	Improvement in net sales margin of 0.3 margin points or more, excluding the impact of currency, depending on net sales growth and improvement in the staff costs to net sales ratio

∎	Annual headline diluted EPS growth of 10% to 15% p.a. delivered through revenue growth, margin expansion, acquisitions and share buy-backs

For further information:

Sir Martin Sorrell	}
Paul Richardson	}
Lisa Hau	}	+44 20 7408 2204
Feona McEwan	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235

Juliana Yeh		+852 2280 3790

www.wpp.com/investor

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.